UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Marlborough Software Development Holdings Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

571038108
(CUSIP Number)

Trent Stedman 799 Central Ave., Suite 350 Highland Park, IL 60035 (201) 793-0570
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 3, 2012
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Page 1 of 11)

CUSIP No. 571038108	SCHEDULE 13D	Page 2 of 11

1	NAMES OF REPORTING PERSONS. New Vernon Aegir Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,135,462
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,135,462
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,135,462
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 571038108	SCHEDULE 13D	Page 3 of 11

1	NAMES OF REPORTING PERSONS. New Vernon Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,135,462
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,135,462
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,135,462
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 571038108	SCHEDULE 13D	Page 4 of 11

1	NAMES OF REPORTING PERSONS. New Vernon Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,135,462
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,135,462
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,135,462
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 571038108	SCHEDULE 13D	Page 5 of 11

1	NAMES OF REPORTING PERSONS. Trent Stedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,207,856
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,207,856
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,207,856
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 571038108	SCHEDULE 13D	Page 6 of 11

1	NAMES OF REPORTING PERSONS. Thomas Patrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 378,906
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 378,906
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 378,906
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 571038108	SCHEDULE 13D	Page 7 of 11

ITEM 1.	SECURITY AND ISSUER

This schedule relates to Common Stock, $0.01 par value per share (“Common Stock”), issued by Marlborough Software Development Holdings Inc. (the “Issuer”), the principal executive office of which is located at 500 Nickerson Road, Marlborough, MA 01752-4695.

ITEM 2.	IDENTITY AND BACKGROUND
2(a)	(i)	New Vernon Aegir Master Fund Ltd.

(ii)	New Vernon Investment Management LLC
(iii)	New Vernon Partners LLC
(iv)	Trent Stedman
(v)	Thomas Patrick

2(b)	799 Central Avenue

Suite 350

Highland Park, Illinois 60035

2(c)	This Schedule 13D is being filed by and on behalf of New Vernon Aegir Master Fund Ltd. (the “Fund”), which is an investment fund; New Vernon Partners LLC, the investment manager of the Fund; New Vernon Investment Management LLC (the “Investment Advisor”), the investment advisor of the Fund; Mr. Stedman, whose principal business is serving as the portfolio manager of the Investment Advisor; and Mr. Patrick, whose principal business is serving as a member of the Investment Advisor (collectively, the “Reporting Persons”).

2(d)	No

2(e)	No

2(f)	(i)	New Vernon Aegir Master Fund Ltd., Cayman Islands
(ii)	New Vernon Investment Management LLC, Delaware
(iii)	New Vernon Partners LLC, Delaware
(iv)	Trent Stedman, United States of America
(v)	Thomas Patrick, United States of America

ITEM 3.	Source and Amount of Funds or Other Consideration.

The 1,586,762 shares of Common Stock reported herein were acquired by the Reporting Persons in connection with the spin-off of the Issuer by Bitstream Inc. The Reporting Persons received one share of Common Stock for each share of Bitstream Class A Common Stock that they owned as of March 8, 2012.

CUSIP No. 571038108	SCHEDULE 13D	Page 8 of 11

ITEM 4.	Purpose of Transaction.

The Reporting Persons may evaluate measures aimed at enhancing shareholder value for the benefit of all of the Issuer’s shareholders.  In connection with this process, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, communications with the Issuer’s management and board of directors, conversations with other shareholders or industry participants, and engaging investment bankers or other advisors.  Discussions may include, without limitation, proposals to the Issuer, other shareholders or industry participants concerning changes to the capitalization, ownership structure, board composition, or operations of the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including the Issuer’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Issuer's board of directors, other investment opportunities available to the Reporting Persons, price levels of the shares, and conditions in the securities markets and the economy in general, the Reporting Persons may in the future acquire additional securities of the Issuer or dispose of some or all of the securities of the Issuer beneficially owned by them, or take any other actions with respect to their investment in the Issuer permitted by law, including any or all of the actions set forth in paragraphs (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons have no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

ITEM 5.	Interest in Securities of the Issuer.
5(a)	New Vernon Aegir Master Fund Ltd. directly beneficially owns 1,135,462 shares of Common Stock over which it has sole voting and dispositive power. Mr. Stedman directly beneficially owns 72,394 shares of Common Stock over which he has sole voting and dispositive power. Mr. Patrick directly beneficially owns 378,906 shares of Common Stock over which he has sole voting and dispositive power. New Vernon Investment Management LLC is the investment advisor of New Vernon Aegir Master Fund Ltd. and, as such, may be deemed to have voting and dispositive power over the shares of Common Stock directly beneficially owned by New Vernon Aegir Master Fund Ltd. and, accordingly, may be deemed to indirectly beneficially own such shares. New Vernon Partners LLC is the investment manager of New Vernon Aegir Master Fund Ltd. and, as such, may be deemed to have voting and dispositive power over the shares of Common Stock directly beneficially owned by New Vernon Aegir Master Fund Ltd. and, accordingly, may be deemed to indirectly beneficially own such shares. Mr. Stedman is a portfolio manager of New Vernon Investment Management LLC. In such capacity, Mr. Stedman controls the trading of securities held by New Vernon Aegir Master Fund Ltd. As a result of such role and otherwise by virtue of his relationship to New Vernon Aegir Master Fund Ltd., New Vernon Partners LLC and New Vernon Investment Management LLC, Mr. Stedman may be deemed to have voting and dispositive power over the shares of Common Stock directly beneficially owned by New Vernon Aegir Master Fund Ltd. and, accordingly, may be deemed to indirectly beneficially own such shares. As a result, Mr. Stedman may be deemed to beneficially own a total of 1,207,856 shares of Common Stock. Thomas Patrick is a member of New Vernon Investment Management LLC. By virtue of his relationship with New Vernon Investment Management LLC, Mr. Patrick may be deemed to be part of a group with the other Reporting Persons with respect to the Common Stock of the Issuer. The 10.6% of the Common Stock beneficially owned by each of New Vernon Aegir Master Fund Ltd., New Vernon Partners LLC and New Vernon Investment Management LLC, the 11.2% of the Common Stock beneficially owned by Mr. Stedman and the 3.5% of the Common Stock beneficially owned by Mr. Patrick are based on 10,751,609 shares of Common Stock that were outstanding as of March 19, 2012 (as set forth in the Issuer’s Annual Report on Form 10-K, filed on March 30, 2012 with the Securities and Exchange Commission).

CUSIP No. 571038108	SCHEDULE 13D	Page 9 of 11

5(b)	The response to Item 5(a) is incorporated herein by reference.
5(c)	The response to Item 3 is incorporated herein by reference.
5(d)	The response to Item 5(a) is incorporated herein by reference.
5(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as set forth herein, there are no contracts, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to the Common Stock.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

The Agreement as to Joint Filing of this Schedule 13D is filed as Exhibit A hereto.

CUSIP No. 571038108	SCHEDULE 13D	Page 10 of 11

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2012	New Vernon Aegir Master Fund Ltd.
	By:	New Vernon Partners LLC

	By:	/s/ Trent Stedman
Trent Stedman

Dated: April 12, 2012	New Vernon Investment Management LLC

	By:	/s/ Trent Stedman
Trent Stedman

Dated: April 12, 2012	New Vernon Partners LLC

	By:	/s/ Trent Stedman
Trent Stedman

Dated: April 12, 2012	By:	/s/ Trent Stedman
Trent Stedman

Dated: April 12, 2012	By:	/s/ Thomas Patrick
Trent Stedman, Authorized Signatory for Thomas Patrick*

* Pursuant to Power of Attorney

CUSIP No. 571038108	SCHEDULE 13D	Page 11 of 11

EXHIBIT A

Agreement of Joint Filing

Pursuant to 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to join in the filing on behalf of each of them of a Statement on Schedule 13D and any and all amendments thereto, and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: April 12, 2012	New Vernon Aegir Master Fund Ltd.
	By:	New Vernon Partners LLC

	By:	/s/ Trent Stedman
Trent Stedman

Dated: April 12, 2012	New Vernon Investment Management LLC

	By:	/s/ Trent Stedman
Trent Stedman

Dated: April 12, 2012	New Vernon Partners LLC

	By:	/s/ Trent Stedman
Trent Stedman

Dated: April 12, 2012	By:	/s/ Trent Stedman
Trent Stedman

Dated: April 12, 2012	By:	/s/ Thomas Patrick
Trent Stedman, Authorized Signatory for Thomas Patrick*

* Pursuant to Power of Attorney